Exhibit 99.1

Azure Power Wins 250 MW Solar Power Project with AAA Rated NTPC

•	Allocated 100% of the total capacity in a recent auction by NTPC Vidyut Vyapar Nigam (NVVN)

•	Over 580 MWs of high quality solar projects won recently increasing Azure Power’s portfolio by over 50%

New Delhi, October 16, 2017: Azure Power (NYSE: AZRE), a leading independent solar power producer in India, announced that it has won a 250 megawatt (MW) solar project in an auction conducted by NTPC Vidyut Vyapar Nigam (NVVN). NVVN is a wholly owned subsidiary of the Government of India’s largest power utility, National Thermal Power Corporation (NTPC), which received a AAA debt rating from CRISIL, a Standard & Poor’s Company. Azure Power will provide power to NVVN at a tariff of INR 3.14 (~US$ 0.05) per kWh for 25 years and the solar PV project(s) can be located anywhere in India, which will be outside a solar park. With this win, Azure Power will now be the largest provider of solar power to AAA-rated NTPC and its subsidiaries.

Speaking on this occasion, Inderpreet Wadhwa, Founder, Chairman and Chief Executive Officer, Azure Power said,

“Our long history of superior solar power operations with NTPC Vidyut Vyapar Nigam right from the inception of National Solar Mission has contributed to our success of procuring the one of the largest solar power contract auctioned by NTPC. We are delighted to make a contribution towards the realization of our Hon’ble Prime Minister’s commitment towards clean and green energy, through solar power generation.”

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent solar power producer in India with a portfolio of over 1,600 MWs across 23 states/union territories. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power provides low-cost and reliable solar power solutions to customers throughout India. It has developed, constructed and operated solar projects of varying sizes, from utility scale to rooftop, since its inception in 2008. Highlights include the construction of India’s first private utility scale solar PV power plant in 2009 and the implementation of the first MW scale rooftop project under the smart city initiative in 2013.

For more information, visit: www.azurepower.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Investor Relations, Azure Power

Media Contact

Samitla Subba

pr@azurepower.com

+91-11- 4940 9854

Marketing, Azure Power